UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Pinduoduo Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.000005 per share
(Title of Class of Securities)

722304102
(CUSIP Number)

Tencent Holdings Limited
29/F., Three Pacific Place,
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

with a copy to:

Tong Yu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Fukoku Seimei Building, 2nd Floor
2-2-2, Uchisaiwaicho, Chiyoda-ku
Tokyo, Japan
Telephone: +813-3597-8101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 786,466,688 Shares[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 786,466,688 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 786,466,688 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

1 Includes (i) 746,604,168 Class A ordinary shares held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited (including 31,578,948 Class A ordinary shares acquired in the initial public offering (“IPO”) of Pinduoduo Inc. (“Issuer”)), (ii) 12,081,240 Class A ordinary shares held by TPP Follow-on I Holding G Limited, an entity controlled by Tencent Holdings Limited, and (iii) 27,781,280 Class A ordinary shares held by Chinese Rose Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited.
2 Based on 2,356,697,680 Class A ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option.

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,604,168 Shares[3]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 746,604,168 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,604,168 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7% of Class A Ordinary Shares[4]
14	TYPE OF REPORTING PERSON CO

3 Includes (i) 715,025,220 Class A ordinary shares held prior to the IPO and (ii) 31,578,948 Class A ordinary shares acquired in the IPO.
4 Based on 2,356,697,680 Class A ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option.

CUSIP No. 722304102	SCHEDULE 13D	Page 4 of 11

Item 1.          Security and Issuer
This Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.000005 per share (“Class A Ordinary Shares”), of Pinduoduo Inc., a company organized and existing under the laws of Cayman Islands (the “Issuer”).  The Issuer’s principal executive offices are located at 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, 200051, People’s Republic of China.
Item 2.          Identity and Background
(a) and (f): This Statement is being filed jointly by:
(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent Holdings”); and
(ii)
Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a direct wholly-owned subsidiary of Tencent Holdings (“Tencent Mobility”) (the entities listed in items (i) and (ii) are collectively referred to herein as the “Reporting Persons”).

The directors of Tencent Holdings are Messrs. Ma Huateng, Lau Chi Ping Martin, Jacobus Petrus (Koos) Bekker, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce, Ian Charles Stone and Yang Siu Shun.  Messrs. Ma Huateng and Li Dong Sheng are citizens of the People’s Republic of China.  Messrs. Lau Chi Ping Martin, Iain Ferguson Bruce, Ian Charles Stone and Yang Siu Shun are citizens of the People’s Republic of China (Hong Kong SAR).  Messrs. Jacobus Petrus (Koos) Bekker and Charles St Leger Searle are citizens of the Republic of South Africa.
The executive officers of Tencent Holdings are Messrs. Ma Huateng, Lau Chi Ping Martin, Xu Chenye, Ren Yuxin, James Gordon Mitchell, David A M Wallerstein and John Shek Hon Lo.  Messrs. Xu Chenye and Ren Yuxin are citizens of the People’s Republic of China.  Mr. James Gordon Mitchell is a citizen of the United Kingdom of Great Britain and Northern Ireland.  Mr. David A M Wallerstein is a citizen of the United States of America.  Mr. John Shek Hon Lo is a citizen of the People’s Republic of China (Hong Kong SAR).
The directors of Tencent Mobility are Messrs. Ma Huateng and Charles St Leger Searle.
Tencent Mobility does not have any executive officers.
The Reporting Persons have entered into a joint filing agreement dated as of August 6, 2018, a copy of which is attached hereto as Exhibit 1.
(b):	The principal business office of Tencent Holdings is Cricket Square, Hutchins Drive, P.O. Box2681, Grand Cayman KY1-1111, Cayman Islands.
The principal business office of Tencent Mobility is 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong.
The principal business address of the directors and executive officers of Tencent Holdings, and the directors of Tencent Mobility is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong.
(c)	Tencent Holdings is a holding company. Tencent Holdings and its subsidiaries are principally engaged in provision of value-added services and online advertising services to users in the

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People's Republic of China.  Tencent Holdings has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).  Tencent Mobility is a direct wholly-owned subsidiary of Tencent and is principally engaged in the activities of development and operation of entertainment applications, provision of promotion activities for WeChat and investment holding.

The following is the present principal employment of the directors and executive officers of Tencent Holdings and the directors of Tencent Mobility named in this Item 2.
Ma Huateng:	Executive Director, Chairman of the Board and Chief Executive Officer of Tencent Holdings
Lau Chi Ping Martin:	Executive Director and President of Tencent Holdings
Jacobus Petrus (Koos) Bekker:	Non-Executive Director of Tencent Holdings, Non-Executive Chairman of Naspers
Charles St Leger Searle:	Non-Executive Director of Tencent Holdings, Chief Executive Officer of Naspers Internet Listed Assets
Li Dong Sheng:	Independent Non-Executive Director of Tencent Holdings, Chief Executive Officer of TCL Corporation, Chairman of the TCL Multimedia Technology Holdings Limited
Iain Ferguson Bruce:	Independent Non-Executive Director of Tencent Holdings
Ian Charles Stone:	Independent Non-Executive Director of Tencent Holdings, independent advisor on Technology, Media and Telecoms
Yang Siu Shun:
Independent Non-Executive Director of Tencent Holdings, Member of the 13th National Committee of the Chinese People's Political Consultative Conference, a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority and an Independent Non-Executive Director of Industrial and Commercial Bank of China Limited

Xu Chenye:	Chief Information Officer of Tencent Holdings
Ren Yuxin:	Chief Operating Officer and President of Interactive Entertainment Group, Mobile Internet Group and Online Media Group of Tencent Holdings
James Gordon Mitchell:	Chief Strategy Officer and Senior Executive Vice President of Tencent Holdings
David A M Wallerstein:	Chief Exploration Officer and Senior Executive Vice President of Tencent Holdings
John Shek Hon Lo:	Chief Financial Officer and Senior Vice President of Tencent Holdings

CUSIP No. 722304102	SCHEDULE 13D	Page 6 of 11

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Considerations
Prior to the Issuer’s initial public offering on July 25, 2018 (“IPO”), (i) Tencent Mobility, (ii) TPP Follow-on I Holding G Limited, a Cayman Islands limited liability company and controlled by Tencent Holdings (“TPP”), and (iii) Chinese Rose Investment Limited, a British Virgin Islands limited liability company and a wholly-owned subsidiary of Tencent Holdings (“Chinese Rose”), collectively held 27,781,280 Series B-2 preferred shares, 75,240,240 Series C-2 preferred shares, 241,604,260 Series C-3 preferred shares and 410,261,960 Series D preferred shares of the Issuer.
Of 410,261,960 Series D preferred shares, 398,180,720 Series D preferred shares were acquired by Tencent Mobility and 12,081,240 Series D preferred shares were acquired by Image Frame Investment (HK) Limited, a wholly-owned subsidiary of Tencent Holdings, in March 2018 and the consideration paid for these shares consisted of cash, which was working capital funds from Tencent Holdings, as well as certain business and strategic cooperation provided to the Issuer pursuant to the Strategic Cooperation Framework Agreement, dated February 27, 2018, between Walnut Street Group Holding Limited and Shenzhen Tencent Computer Systems Company Limited.  In April 2018, Image Frame Investment (HK) Limited transferred 12,081,240 Series D preferred shares to TPP, and the sources of funds used by TPP were working capital funds from Tencent Holdings as well as capital contributions from certain limited partners.
The source of funds for acquiring the remainder of shares by Tencent Mobility and the source of funds for acquiring shares by Chinese Rose were working capital funds from Tencent Holdings.
Immediately prior to the completion of the IPO, all Series B-2 preferred shares, Series C-2 preferred shares, Series C-3 preferred shares and Series D preferred shares held by Tencent Mobility, TPP and Chinese Rose were re-designated and re-classified as Class A Ordinary Shares on a one-for-one basis.

On July 25, 2018, Tencent Mobility acquired 7,894,737 American Depositary Shares, representing 31,578,948 Class A Ordinary Shares, as part of the IPO at a price per American Depositary Share of $19.  The shares were acquired with working capital funds from Tencent Holdings.

Item 4.          Purpose of Transaction
The information set forth in Items 3, 5 and 6 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities described in Item 3 as an investment and to strengthen the strategic relationship between Tencent Holdings and its affiliates and the Issuer.  Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the memorandum and articles of association of the Issuer, as amended, as well as any restrictions under the transaction documents described in Item 6, the Reporting Persons may

CUSIP No. 722304102	SCHEDULE 13D	Page 7 of 11

engage in communications with, without limitation, management of the Issuer, one or more members of the board, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications and suggestions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, market conditions and general economic and industry conditions), and subject to certain restrictions and limitations included in the transaction documents described in Item 6, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class A Ordinary Shares or other financial instruments of or related to the Issuer or selling some or all of their beneficial holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Other than as set forth in this Statement or in the transaction documents described under Item 6, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any other person named in Item 2 hereto has any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).
Item 5.          Interest in Securities of the Issuer
(a) and (b):	Items 7 through 11 and 13 of each of the cover page of this Schedule 13D are incorporated herein by reference.
Tencent Mobility directly beneficially owns 746,604,168 shares of Class A Ordinary Shares.
Tencent Holdings may be deemed to beneficially own 786,466,688 shares of Class A Ordinary Shares that are held by its wholly-owned subsidiaries, Tencent Mobility (746,604,168 shares) and Chinese Rose (27,781,280 shares), and an entity it controls, TPP (12,081,240 shares).  Tencent Holdings may also be deemed to have sole voting and dispositive power over the securities held by them.
To the knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any Class A Ordinary Shares.
Each Class A Ordinary Share is entitled to one vote, and each Class B ordinary share of the Issuer is entitled to ten votes, on all matters subject to the vote at general meetings of the Issuer.

(c)
Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transaction during the past 60 days in the Class A Ordinary Shares.

(d)
Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares.

CUSIP No. 722304102	SCHEDULE 13D	Page 8 of 11

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 5 is hereby incorporated by reference into this Item 6.

Lock-Up Agreement

In the Lock-Up Agreement dated as of July 25, 2018 ("Lock-Up Agreement"), Tencent Mobility, TPP and Chinese Rose (collectively, "Tencent Shareholders") have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and China International Capital Corporation Hong Kong Securities Limited (collectively, "Representatives"), they will not, during the period starting from July 25, 2018 and ending on and through the date that is 180 days thereafter ("Lock-Up Period"), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Class A Ordinary Shares or American Depositary Shares representing Class A Ordinary Shares (the "ADSs" and, together with Class A Ordinary Shares, the "Issuer Securities") or securities convertible into or exchangeable or exercisable for such Issuer Securities or publicly announce their intention to enter into any of the foregoing transactions, or enter into any swap, hedge or other arrangement that transfers to another any of the economic consequences of ownership of the Issuer Securities, or any options or warrants to purchase any Issuer Securities, or any securities convertible into, exchangeable for or that represent the right to receive Issuer Securities, whether owned as of July 25, 2018 or acquired thereafter, owned directly by the Tencent Shareholders or with respect to which the Tencent Shareholders have beneficial ownership, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement; provided, however, that the foregoing restrictions shall not apply to transactions relating to ADSs acquired in the IPO or open market transactions after the completion of the IPO, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with subsequent sales of Issuer Securities acquired in such open market transactions.  The foregoing restriction was expressly agreed to preclude the Tencent Shareholders from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to result in a sale or disposition of the Issuer Securities even if such Issuer Securities would be disposed of by someone other than the Tencent Shareholders. Such prohibited hedging or other transactions would include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any Issuer Securities or with respect to any security that includes, relates to, or derives any significant part of its value from the Issuer Securities.

Representatives, in their sole discretion, on behalf of the underwriters of the IPO may release the ADSs and other securities subject to the Lock-Up Agreement in whole or in part at any time with or without notice.

Seventh Amended and Restated Shareholders Agreement

Under the Seventh Amended and Restated Shareholders Agreement entered into by and among the Issuer and its shareholders as of March 5, 2018 (“Shareholders Agreement”), certain shareholders parties to such agreement, including Tencent Shareholders, have been granted certain registration rights, a brief summary of which is set forth below:

CUSIP No. 722304102	SCHEDULE 13D	Page 9 of 11

Demand Registration Rights. Holders holding at least 30% of the issued and outstanding registrable securities (on an as converted basis) have the right to demand in writing that the Issuer file a registration statement covering the registration of at least 25% of registrable securities. The Issuer has the right to defer filing of a registration statement for a period of not more than 90 days if it determines in good faith that filing of a registration statement in the near future will be materially detrimental to it and its shareholders, but it cannot exercise the deferral right for more than once during any twelve-month period and cannot register any other securities during such 90-day period. The Issuer is not obligated to effect more than two demand registrations.  Further, if the registrable securities are offered by means of an underwritten offering, and the underwriters advise the Issuer that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be reduced as required by the underwriters and allocated among the holders of registrable securities on a pro rata basis according to the number of registrable securities requested by each holder to be included, provided that all other equity securities are first excluded and 25% of shares of registrable securities requested by the holders are included.

Registration on Form F-3.  Any holder may request the Issuer to file a registration statement on Form F-3 if the Issuer qualifies for registration on Form F-3. The holders are entitled to an unlimited number of registrations on Form F-3 so long as such registration offerings are equal to or in excess of US$500,000.  The Issuer, however, is not obligated to consummate a registration if it has effected two registrations within any twelve-month period. The Issuer has the right to defer filing of a registration statement for a period of not more than 60 days if it determines in good faith that filing of a registration statement in the near future will be materially detrimental to it and its shareholders, but it cannot exercise the deferral right for more than once during any twelve-month period and cannot register any other securities during such 60-day period.

Piggyback Registration Rights. If the Issuer proposes to register its securities for a public offering other than relating to any share incentive plan or a corporate reorganization, it must notify all holders of registrable securities and offer them an opportunity to be included in such registration. If the registrable securities are offered by means of an underwritten offering and the managing underwriter determines in good faith that market factors require a limitation of the number of registrable securities to be underwritten, the managing underwriter may decide to exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting will be allocated, first, to the Issuer, second, to each of the holders requesting inclusion of their registrable securities on a pro rata basis based on the total amount of registrable securities requested by each such holder to be included, and third, to holders of other securities of the Issuer, provided that all securities other than registrable securities are first excluded and 25% of shares of registrable securities requested by the holders are included.

Expenses of Registration.  The Issuer will bear all registration expenses, other than the underwriting discounts and commissions, fees for special counsel for the holders participating in such registration and certain excepted expenses as described in the Shareholders Agreement, incurred in connection with registrations, filings or qualification pursuant to the Shareholders Agreement.

Termination of Obligations.    The Issuer has no obligation to effect any demand, piggyback or Form F-3 registration upon (i) the fifth anniversary from the date of closing of the IPO, (ii) upon the termination, liquidation or dissolution of the Issuer or a Liquidation Event (as defined in the Shareholders Agreement), or (iii) all registrable securities proposed to be sold by a holder may then be sold without registration in any 90-day period under Rule 144 of the Securities Act.

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In the Lock-Up Agreement, the Tencent Shareholders also agreed that during the Lock-Up Period, they will not make any demand for or exercise any right with respect to the registration of any Issuer Securities or any security convertible into or exercisable or exchangeable for the Issuer Securities without the prior written consent of Representatives.

Item 7.          Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated August 6, 2018, by and among the Reporting Persons.
Exhibit 2*
Seventh Amended and Restated Shareholders Agreement, dated as of March 5, 2018, by and between the Issuer and other parties thereto (incorporated by reference to Exhibit 4.4 of Amendment No.2 to the Issuer’s Registration Statement on Form F-1 (SEC 333-226014), filed with the SEC on July 23, 2018).

Exhibit 3	Lock-Up Agreement, dated July 25, 2018, by Tencent Mobility Limited, Chinese Rose Investment Limited and TPP Follow-on I Holding G Limited.
_________________________________________________

*
Confidential treatment requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted and filed by the Issuer separately with the Commission.

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Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 6, 2018
TENCENT HOLDINGS LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Representative

TENCENT MOBILITY LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Representative